Exhibit (e.2)

Distribution Agreement

EXHIBIT A

iShares U.S. ETF Trust

iShares Enhanced U.S. Large-Cap ETF

iShares Enhanced U.S. Small-Cap ETF

iShares Interest Rate Hedged Corporate Bond ETF

iShares Interest Rate Hedged High Yield Bond ETF

iShares Liquidity Income ETF

iShares Short Maturity Bond ETF

Amended and Approved by the Board of Trustees of iShares U.S. ETF Trust on December 4-5, 2013.